Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 62-103

EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.	The name and address of the offeror:

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario M5C 2V9

2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances.

On April 20, 2011, HudBay Minerals Inc. (“HudBay”) announced that it had entered into a subscription agreement with CuOro Resources Corp. (“CuOro”) providing for the sale to HudBay on a private placement basis of 2,450,000 units (“Units”) of CuOro at a purchase price of C$1.00 per Unit for total consideration of C$2,450,000. Each Unit consists of one common share of CuOro (a “Share”) and one-half of one Share purchase warrant (a “Warrant”). Each whole Warrant will entitle HudBay to acquire one Share at an exercise price of C$1.30 per Share for a period of two years.

3.	The designation and number or principal amount of securities and the offeror’s securityholder percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

After giving effect to the transaction, HudBay will own and control 2,450,000 Shares (representing approximately 10.8% of the issued and outstanding Shares) and 1,225,000 Warrants. The Shares owned and controlled by HudBay, together with the Shares that may be issued pursuant to the exercise of the Warrants, would represent approximately 15.4% of the issued and outstanding Shares on a partially-diluted basis.

4.	The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in above paragraph over which:

(i)	The offeror, either alone or together with joint actors, has ownership and control.

See item 3 above.

(ii)	The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

N/A

(iii)	The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place and the value in Canadian dollars of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

N/A

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The acquisition of the Shares and Warrants is being made to assist with the exploration of CuOro’s Santa Elena property in the Antioquia district, Colombia.

7.	The general nature and the material terms of any agreement other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

As described in item 2 above, HudBay entered into a subscription agreement with CuOro providing for the private placement sale of the Units. Pursuant to the subscription agreement, among other things, CuOro has granted to HudBay the right to participate in future equity financings that might be undertaken by CuOro (for so long as HudBay holds at least five percent of the issued and outstanding Shares) on a basis that would permit HudBay to maintain its then current percentage equity ownership of CuOro.

8.	The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

N/A

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 2 above.

10.	When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.

N/A

11.	When applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

The Shares were issued in reliance on the “accredited investor” exemption from the prospectus and registration requirements of applicable securities laws pursuant to National Instrument 45-106 (“NI 45-106”). HudBay qualifies as an “accredited investor” under NI 45-106 as a result of being “a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements”.

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DATED this 20th day of April, 2011.

HUDBAY MINERALS INC.

Per:	(signed) Patrick Donnelly

Name:	Patrick Donnelly
Title:	Assistant Corporate Secretary